Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

The following presentation was made available by CCC Information Services Inc. on April 8, 2021.

SUPPLEMENTAL SCHEDULES TO INVESTOR PRESENTATION Unaudited Quarterly Financial Information 2019 & 2020 APRIL 7, 2021 © CCC Information Services Inc. All rights reserved.

DISCLAIMER This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Dragoneer Growth Opportunities Corp. (“DGOC”) and Cypress Holdings, Inc., and its subsidiaries (“CCC” or the “Company”). The information contained herein does not purport to be all-inclusive and none of DGOC, the Company or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient’s evaluation of DGOC or the Company. The Company’s business is subject to a number of risks that are not described in this Presentation, including those set forth in the description of forward-looking statements and the risk factors described in the registration statement on Form S-4 filed by DGOC with the Securities and Exchange Commission (“SEC”) on March 30, 2021 (as may be amended or supplemented from time to time), which has not yet become effective and which contains a preliminary prospectus and proxy statement. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of DGOC, the Company or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rulesand regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this Presentation. The Company’s registered accounting firm has not reviewed or compiled, examined or performed any procedures with respect to the quarterly results and information, nor have they expressed any opinion or any other form of assurance on this information. © CCC Information Services Inc. All rights reserved. 2

DISCLAIMER (CONT’D) Non-GAAP Financial Measures. This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles in the U.S. (“GAAP”), including, but not limited to, Adjusted Revenue, Adjusted Gross Profit and Adjusted EBITDA, in each case presented on a non-GAAPbasis. These non-GAAP financial measures of financial performance may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, gross profit or net income or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to the non-GAAP reconciliation provided in this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measures evaluated in accordance with GAAP. Additional Information. In connection with the proposed Business Combination, including the domestication of DGOC as a Delaware corporation, DGOC filed a registration statement on Form S-4 with the SEC on March 30, 2021, which has not yet been declared effective by the SEC, containing a preliminary prospectus of DGOC, and after the registration statement is declared effective, DGOC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision in respect to the Business Combination. DGOC’s shareholders and other interested persons should read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about CCC, DGOC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of DGOC as of a record date to be established for voting on the proposed Business Combination. Shareholders are also able to obtain copies of the preliminary proxy statement/prospectus and, when available, the definitive proxy statement/prospectus, and other documents filed with the SEC, without charge, at the SEC’s website . Participants in the Solicitation. DGOC and its directors and executive officers may be deemed participants in the solicitation of proxies from DGOC’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in DGOC is contained in DGOC’s proxy statement/prospectus filed with the SEC on March 30, 2021, referred to above, and is available free of charge at the SEC’s we bsite at . The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DGOC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus filed with the SEC on March 30, 2021, referred to above, and is available free of charge at the SEC’s we bsite at . © CCC Information Services Inc. All rights reserved. 3

CCC UNAUDITED QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS – 2019 & 2020

$ millions	Q1 '19	Q2 '19	Q3 '19	Q4 '19	FY 2019	Q1 '20	Q2 '20	Q3 '20	Q4 '20	FY 2020
REVENUES	$ 149	$ 153	$ 155	$ 159	616	159	151	158	165	633
COST OF REVENUE:										
Cost of revenue	46	48	48	50	192	48	43	44	48	182
Amortization of acquired technologies	7	7	7	7	28	7	7	7	7	26
Impairment of acquired technologies	-	-	6	-	6	-	-	-	-	-
Total cost of revenue	53	55	61	57	226	55	50	51	53	208
Gross Profit	96	98	94	102	390	104	101	107	112	425
Gross Margin %	64%	64%	61%	64%	63%	65%	67%	68%	68%	67%
OPERATING EXPENSES:										
Research and development	28	28	29	28	114	28	28	27	27	110
Selling and marketing	18	21	20	23	82	22	18	17	18	75
General and administrative	16	19	19	24	78	23	22	22	24	91
Amortization of intangible assets	21	21	21	18	81	18	18	18	18	72
Impairment of goodwill	-	-	26	-	26					
Impairment of intangibles	-	-	175	-	175	-	-	-	-	-
Total operating expenses	83	89	291	93	557	91	86	84	87	348
OPERATING INCOME (LOSS)	13	9	(197)	9	(166)	13	15	23	25	77
Interest expense	(23)	(22)	(22)	(22)	(89)	(18)	(19)	(20)	(20)	(77)
(Loss) gain on change in fair value of interest rate swap	(8)	(14)	(4)	3	(22)	(21)	1	4	3	(13)
Early retirement of debt	-	-	-	-	-	(9)	-	-	-	(9)
Other income—net	-	-	-	-	0	(1)	1	-	-	0
PRE-TAX INCOME (LOSS)	(17)	(27)	(223)	(10)	(277)	(35)	(2)	5	8	(22)
Income tax provision (benefit)	7	7	51	2	67	5	0	(0)	0	5
NET INCOME (LOSS)	$ (10)	(20)	$ (172)	$ (8)	(210)	$ (30)	$ (2)	7	$ 8	(17)

© CCC Information Services Inc. All rights reserved.

Note: Sub-totals and totals may not sum due to rounding effect

4

CCC UNAUDITED QUARTERLY FINANCIAL METRICS—2019 & 2020 CCG SrnmrffrDns Key Metrics; pl 19 02’19 Q3’19 Q4’19 FY 2019 Q1’20 Q2’20 Q3’20 Q4’20 FY 2020 Adjusted Revenue $ 136 $ 142 $ 144 $ 149 $ 570 $ 147 $ 144 $ 150 $ 56 $ 598 Growth 10% 9% 10% 10% 10% 8% 2% 4% 5% 5% Adjusted Gross Profit $ 100 $ 104 $ 106 $ 108 $ 418 $ 108 $ 109 $ 114 $ 116 $ 447 Morgin 74% 73% 74% 73% 73% 73% 75% 76% 74% 75% Adjusted EBITDA1: $ 46 $ 42 $ 42 $ 40 $ 170 $ 43 $ 47 $ 53 $ 60 $ 203 Morgrn 34% 30% 29% 27% 30% 29% 33% 35% 36% 34% Software NDR(2)103% 105% 107% 107% 105% 103% 103% 100% Software GDR01 98% 98% 98% 98% 98% 98% 98% 98% See page 6 of this Presentation for a reconciliation of Adjusted Revenue, Adjusted Gross Profit and Adjusted EBITDA to Revenue, Gross Profit and Net Income (Loss), respectively. We calculate Software Net Dollar Retention Rate (“Software NDR”) by dividing (a)annualized software revenue recorded in the last month of the measurement period, for example, March for a quarter ending March31, for unique billing accounts that generated revenue during the corresponding month of the prior year by (b) annualized software revenue as of the corresponding month of the prior year. The calculation includes changes for these billing accounts, such as change in the solutions purchased, changes in pricing and transaction volume, but does not reflect revenue for new customers added. The calculation excludes: (a)changes in estimates related to the timing ofone-timerevenue and other revenue, including professional services, and (b) annualized software revenue for smaller customers with annualized software revenue below the threshold of $100,000 for carriers and $4,000 for shops. We calculate Software Gross Dollar Retention Rate (“Software GDR”) by dividing (a)annualized software revenue recorded in the last month of the measurement period in the prior year, reduced by annualized software revenue for unique billing accounts that are no longer customers as of the current period end by (b) annualized software revenue as of the corresponding month of the prior year. The calculation excludes: (a)changes in estimates related to the timing ofone-timerevenue and other revenue, including professional services, and (b)annualized software revenue for smaller customers with annualized software revenue below the threshold of $100,000 for carriers and $4,000 for shops. © CCC Information Services Inc. All rights reserved. 5

CCC UNAUDITED RECONCILIATION QUARTERLY—2019 & 2020 $ in millions Q1’19 02’19 Q3’19 Q4’19 FY 2019 Q1’20 Q2’20 Q3’20 Q1’20 F¥ 2020 Revenue $ 149 $ 153 $ 155 $ 159 $ 616 $ 159 $ 151 $ 158 $ 165 $ 633 First Party Clinical Services-Revenue (13) (11) (11) (10) (46) (12) (7) (8) (9) (35) Adjusted Revenue $ ‘36 $ ‘42 $ ‘44 $ ‘49 $ 570 $ ‘47 $ ‘44 $ 150 $ 156 $ 598 Gross Profit $ 96 3 98 3 94 3 102 3 390 3 104 3 101 3 107 3 “ 2 3 424 First Party Clinical Services-Gross Profit (3) (1) (2) (1) (6) (3) 0 (1) (1) (4) Amortization of acquired technologies 7777 28 7777 26 Impairment of acquired technologies — 6—6 _ _ _ _ _ Stock-based compensation 0 0 0 1 1 0 0 0 1 1 Adjusted Gross Profit 3 100 3 104 3 106 3 109 3 419 3 106 3 106 3 113 3 119 3 448 Gross Margin 64% 64% 61% 64% 63% 65% 67% 6B% 68% 67% Adjusted Gross Margin 74% 74% 73% 73% 73% 73% 75% 75% 76% 75% Net Income(loss) 3 (10) 3 (20) 3 (172} 3 (6} 3 (210) 3 (30} 3 (2} 3 7 3 6 3 (17) Interest expense 23 22 22 22 89 18 ‘9 20 20 77 Income tax benefit (7) (7) (51) (2) (67) (4) (0) 0 (0) (4) Amortization o’intangible assets 21 21 21 ‘8 81 18 ‘8 18 18 72 Amortization of acquired technologies—Cost of revenue 7777 28 7777 26 Depreciation & amortization—software,equipment and property 4 4 4 5 18 4 4 5 5 18 EERDA 3 3 8 $ 27 3 (169 } $ 42 (61} $ 13 $ 46 $$ 57 59 172 (Gain) loss on change in fair value of interest rate swaps 8 ‘4 4 (3) 23 21 (1) (4) (3) ‘3 Impairment charge — 207—207 _ _ _ _ _ Stock-based compensation ‘2227 3224 “ Loss on early extinguishment of debt — — - 9 ——r 9 Transaction costs _ _ _ _ _ _ _ _ Net costs related to divestiture _ _ _ _ _ _ _ _ 00 First Party Clinical Services-Revenue (13) (“) (“) (10) (46) (‘2) (7) (B) (9) (35) First Party Clinical Services-Cost o; revenue 10 11 10 10 40 9 7 7 8 31 Adjusted EBITDA 3 45 3 42 3 42 3 40 3 170 3 44 3 47 3 53 3 60 203 © CCC Information Services Inc. All rights reserved. 6

Note: Sub-totals and totals may not sum due to rounding effect CCC UNAUDITED QUARTERLY CONSOLIDATED BALANCE SHEETS - 2019 & 2020 2019 & 2020 $ millions Q119 Q219 Q3T9 Q4 19 QI ‘20 Q2 20 Q3~20 Q4’20 ASSETS Current Assets: Cash and Cash Equivalents $ 53 $ 64 $ 88 $ 93 $ 167 $ 106 $ 135 162 Accounts Receivable, net 71 66 65 64 63 73 76 74 Income Taxes Receivable 2336 2232 Deferred Contract Costs 7 8 10 11 11 11 11 12 Other Current Assets 15 _ 16 18 2| 20 19 22 32 Total current assets 146 158 183 195 263 211 247 282 Software, Equipment and Property, net 87 87 86 90 90 92 99 101 Intangible Assets, net 1,672 1,644 1,435 1,411 1,386 1,361 1,337 1,313 Goodwill 1,493 1,493 1,467 1,467 1,467 1,467 1,467 1,467 Deferred Financing Fees-Revolver, net 2 111 1111 Long-term Deferred Contract Costs 10 10 12 12 13 13 14 14 Other Assets J8 8 8 9 11 20 21 18 Total $ 3,429 $ 3,401 3,190 $ 3,185 $ 3,230 $ 3,165 $ 3,184 3,196 LIABILITIES, MEZZANINE E0UITY, AND E0UITY Current Liabilities: Accounts payable $ 13 $ 10 $ 15 $ 15 $ 15 $ 15 $ 17 $ 13 Accrued expenses 35 40 47 53 33 35 47 53 Income taxes payable 4 0 1 2 2 6 11 5 Current portion of long-term debt 10 10 10 10 14 14 14 25 Current portion of long-term licensing agreement, net of discount 2232 2233 Borrowings under revolver ____ 65 ——Deferred revenues 23 24 24 25 25 26 26 27 Total current liabilities 87 86 101 108 157 99 118 126 Long Term Debt: 1st Lien Term Loan, net of discount & fees 952 950 949 947 1,311 1,308 1,306 1,293 2nd Lien Term Loan, net of discount & fees 365 366 366 366 - - - - Total Long-term Debt 1,317 1,316 1,315 1,314 1,311 1,308 1,306 1,293 Deferred income taxes 402 391 336 333 325 322 318 322 Long-term licensing agreement, net of discount 41 40 39 39 38 38 37 36 Other liabilities 4 9 13 12 33 32 29 33 Total liabilities 1,852 1,842 1,804 1,806 1,864 1,798 1,808 1,810 Mezzanine Equity .... 14 14 14 14 Total Stockholders’Equity 1,578 1,559 1,387 1,379 1,352 1,352 1,361 1.372 Total $ 3,429 ‘ 3,401 3,190 $ 3,185 $ 3,230 $ 3,165 $ 3,184 $ 3,196 © CCC Information Services Inc. All rights reserved. 7 Note: Sub-totals and totals may not sum due to rounding effect

CCC UNAUDITED QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS—2019 & 2020 $ millions QF19 02’19 05’19 04’19 Full Year’19 01’20 QZ20 Q3’20 04’20 Full Year CASH FLOWS FROM OPERATING ACTIVITIES: Net(loss)income (10) (20) (172) (8) $ (210) (30) (2) 7 8 (17) Adjustments to reconcile net(loss) income to operating activities: Depreciation and amortization 4445 18 4455 18 Amortization of intangible assets 28 28 28 25 109 24 25 25 25 99 Impairment of goodwill and intangible assets — 207—207 ..... Deferred income taxes (11) (10) (57) (6) (84) (8) (3) (4) 4 (11) Stock-based compensation 12227 3224 11 Amortization of deferred financing fees 11115 11115 Amortization of discount on debt 0 0 0 0 1 0 0 10 1 Changein fair value of interest rate swap 8 14 4 (3) 22 21 (1) (4) (3) 13 Loss on early retirment of long-term debt ..... 9 — (0)9 Gain on 1st Party Clinical Sale ..... . 0—(4) (4) Dther ... DC—00 0 0 Changes in: Working capital (13) (1) 12 (4) (6) (15) (11) 12 3 (12) Otherassets/liabilities ]2) (1) _ 1 (1) (3) (1) 0 (0) (6) (7) Netcashlusedbylfromoperatingactivities 7 18 31 11 66 9 15 44 37 104 CASH FLOWS FROM INVESTING ACTIVITIES: Purchases of software, equipment and property (9) (4) (4) (4) (20) (6) (7) (11) (6) (30) Purchase of intangible asset ... (0) (0) (1) ——(1) Purchase of equity investment - - - (0) (0) - - - - - Netcash(usedby) from in vesting activities (9) (4) (4) (4) (21) (6) (7) (11) (6) (31) CASH FLOWS FROM FINANCING ACTIVITIES: Proceeds from 3rd party investment in subsidiary ..... 14 ——14 Proceeds from exercise of stock options — 0 11 0—0 0 1 Payments to acquire common stock (0)—(0) (0) (0) (0) (0) (0) (0) (0) Proceeds from borrowings on revolving lines of credit ..... 65 ——66 Repayments of borrowings on revolving lines of credit ..... . (66) — (65) Principal payments of long-term debt (3) (3) (3) (3) (10) (378) (3) (3) (3) (389) Proceedsfrom issuance of long-term debt, net of fees - - - - - 370 - - - 370 Netcash(usedby) from financing activities (3) (3) (2) (2) (9) 71 (68) (3) (3) (4) Net effect of exchange rate changes 0 (0) (0) 0 (0) (0) (0) 0 0 0 Net change in cash (4) 11 24 5 36 74 (61) 29 27 69 Cash at beginning of period 57 53 64 88 57 93 167 106 135 93 Cash at end of period 53 $ 64 $ 88 $ 93 $ 93 $ 167 $ 106 $ 135 $ 162 $ 162 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION Cash Paid for Interest $ 15 $ 30 $ 15 $ 27 $ 87 $ 18 $ 18 $ 17 $ 19 $ 72 Cash received (pa idlfor income taxes-Net $—$ (8) $ (4) $ (6) $ (18) $—$—$ 1 $—$ 1 © CCC Information Services Inc. All rights reserved. 8 Note: Sub-totals and totals may not sum due to rounding effect ©

CCC Information Services Inc. All rights reserved. 9